Exhibit 99.1

WF Holding Limited Announces $18 Million Registered Direct Offering

KUALA LUMPUR, October 14, 2026 (GLOBE NEWSWIRE) -- WF Holding Limited (NASDAQ: WFF) (the “Company”), today announced that it has entered into a definitive agreement with certain institutional investors for the purchase and sale of an aggregate of 12,000,000 ordinary shares of the company, par value $0.00025 per share (the “Shares”) (or pre-funded warrants in lieu thereof), at a purchase price of $1.50 per share in a registered direct offering.

The Company also agreed to issue to the same investors 12,000,000 warrants (the “Warrants”) with an exercise price of $1.50 per share. The Warrants will be immediately exercisable upon issuance and have a 1-year term from the date of issuance. Each warrant has a zero cash exercise option permitting the holder to acquire up to 9 ordinary shares.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $18 million, before deducting placement agent fees and other offering expenses payable by the Company. Investors will have an additional purchase right to acquire up to $18 million of securities on the same terms and conditions for during the 30 day period after pricing. The offering is expected to close on or about October 15, 2026, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-296397) previously filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and became effective on June 10, 2026. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About WF Holding Limited

Based in Malaysia, WF Holding Limited is an ISO 9001:2015 certified manufacturer of fiberglass reinforced plastic (“FRP”) products including tanks, pipes, ducts and custom-made FRP products. With a track record of over 30 years, the Company designs and fabricates products that meet the specific needs of its clients, ensuring high-quality and reliable performance. The Company’s high-quality and durable products leverage the advantages of FRP to reinforce critical industrial infrastructure, driving resilience, longevity and sustainability. The Company also delivers a wide range of related services such as consultation, delivery, installation, repair and maintenance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

WF Holding Limited

Investor Relations

Email: corporate@winfung.com.my